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Suite 785
McLean, Virginia 22102-3888
Telephone (703) 883-1100
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E-mail jbreyer@b-a.net
Breyer & Associates PC	*Not admitted in Virginia

ATTORNEYS AT LAW*

October 30, 2007

Via EDGAR and Hand Delivery

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Mr. Mark Webb
Legal Branch Chief
Office of Financial Services

Re:	Home Federal Bancorp, Inc.

Amendment Number 1 to Registration Statement on Form S-1 (File No. 333-146289) Amendment Number 1 to Registration Statement on Form S-4 (File No. 333-146292)

Dear Mr. Webb:

          On behalf of Home Federal Bancorp, Inc., Nampa, Idaho (“Company”), enclosed is a copy of Amendment Number 1 to the Company’s Registration Statement on Form S-1 (“Form S-1”), including exhibits, and a copy of Amendment Number 1 to the Company’s Registration Statement on Form S-4 (“Form S-4”), including exhibits (together, the “Amendments”), which are being filed today via EDGAR.

          The enclosed Amendments have been marked to show all substantive changes from the original filings of the Form S-1 and Form S-4. The revisions contained in the Amendments were made primarily in response to comments received from the Staff of the Securities and Exchange Commission (“SEC”), as well as the Office of Thrift Supervision. The responses below are numbered to correspond to the numbers on the SEC comments and the enclosed copies of Amendment No. 1 to the Form S-1 and Amendment No. 1 to the Form S-4 contain numbered references to each comment in the right margin.

Form S-4

          Comment No. 1 - The Form S-4 reflects the appropriate corresponding changes that have been made to the Form S-1 in response to the SEC’s comments.

          Comment No. 2 - The informational proposals have been added to the form of proxy included as Exhibit 99.5 in response to this comment.

Breyer & Associates PC

Securities and Exchange Commission
October 30, 2007

          Comment No. 3 - The Form S-4 has been revised in response to this comment to state, where appropriate (see cover page, notice, pages i, 2, 3, 18, and 24), that shareholders are being asked to vote on the informational proposals. We have also included a statement that the proposals will nonetheless become effective if shareholders approve the plan of conversion and reorganization.

          Comment No. 4 - In response to this comment, we have made the vote on the adjournment of the meeting a separate item on the form of proxy and have disclosed this matter as an item to be voted on throughout the document, as appropriate. See the cover page, notice and pages i, 1, 2, 18, and 24.

          Comment No. 5 - The disclosure on the cover page of the prospectus/proxy statement and in the Notice of Special Meeting have been revised so that they are consistent.

Cover Page

          Comment No. 6 - The total number of shares being issued in this transaction, based on the maximum of the offering range is 26,921,064 shares. 15,870,000 shares are being issued in the mutual to stock conversion and 11,051,604 shares are being issued in the exchange offer with existing shareholders. Home Federal Bancorp registered the 15,870,000 shares on the cover of the Form S-1 and paid a registration fee of $4,873.00. In addition, Home Federal Bancorp registered 11,051,604 shares on the Form S-4 and paid a filing fee of $3,393.00. Thus, all shares to be issued in the transaction have been registered.

Summary

          Comment No. 7 - A table that provides a brief summary of how stockholder right change or decrease as a result of the conversion has been included in the Summary on pages 4 and 5 in response to this comment.

Risk Factors, page 4

          Comment No. 8 - The risk factors that do not apply to the exchange offer on pages 13 and 14 have been eliminated in response to this comment.

          Comment No. 9 - The risk factors that apply to the exchange offer have been set forth in this section. A new risk factor has been added on page 12 explaining that the value of the securities to be received varies depending on the success of the capital-raising part of the transaction; that if that part of the transaction closes at the minimum level, the value of the securities received will be less than the current market price of the shares to be exchanged; and that there is currently a depressed market for shares in financial institutions.

Breyer & Associates PC

Securities and Exchange Commission
October 30, 2007

          Comment No. 10 - A new risk factor has been added on page 14 that indicates that many recent second-step conversions now trade below the price at which they were priced initially has been included in response to this comment.

How We Intend to Use the Proceeds from this Offering, page 24

          Comment No. 11 - We have changed the heading of the use of proceeds section to read “How We Intend to Use the Proceeds From the Subscription Offering, Direct Community Offering and Syndicated Community Offering” on page 33 to make it clear that no new proceeds are being received in the exchange offer.

Taxation, page 129

          Comment No. 12 - We have revised this section on pages 166 and 167 to address the federal tax consequences of the exchange offer for existing shareholders.

Exhibit 8.1

          Comment No. 13 - The opinion contained in Exhibit 8.1 has been reviewed and has been revised to include a consent to its use in the Form S-4.

Form S-1

          Comment No. 14 - The cover page of the Form S-1 has been revised to register the 401(k) participation interests based on the number of shares of common stock Home Federal Bancorp that may be purchased with the current assets of Home Federal Bank’s 401(k) Plan Trust (“Plan”). The Plan has also been included as a co-registrant in response to this comment.

Cover Page

          Comment No. 15 - The first bullet point has been revised to summarize which depositors have priority, including the $50 deposit minimum for past depositors and the relevant dates.

          Comment No. 16 - The disclosure regarding a possible resolicitation offering has been expanded to state that a change in the offering range would also trigger a resolicitation. A brief description of the procedure whereby prospective purchasers will be required to provide written notice of their intent to maintain, change or cancel orders or the order will be cancelled has been included.

Breyer & Associates PC

Securities and Exchange Commission
October 30, 2007

Table of Contents

          Comment No. 17 - We have deleted this section in response to this comment.

          Comment No. 18 - We have deleted this section in response to this comment.

Summary

          Comment No. 19 - A website address has been provided on page iii in response to this comment.

Operating Strategy, page iv

          Comment No. 20 - We have reviewed the disclosure on page iv to include additional information on Home Federal’s branching and acquisition plans.

Reasons for the Conversion and Offering, page vii

          Comment No. 21 - On page vii we have inserted additional information on the reasons Home Federal MHC is converting and making the stock offering at this time.

How We Will Use the Proceeds Raised From the Sale of Common Stock, page xii

          Comment No. 22 - We have provided more specific information on page xii and page 13 in response to this comment on the specific use of proceeds from the offering.

Risk Factors
Risks Related to Our Business, page 1
Our loans are concentrated to borrowers in our market area, page 5

          Comment No. 23 - The heading of this risk factor on page 5 has been expanded to be more specific concerning the risk involved.

Risk Related to this Offering, page 6

          Comment No. 24 - The risk factor on page 7 has been revised to disclose the reduction in ROE and ROA that resulted from the first step conversion.

          Comment No. 25 - Additional risk factor disclosure has been added to page 9 to indicate that future benefits plans may be adopted without shareholder approval subject to the Nasdaq, federal income tax and securities requirements. Also, a cross-reference to a more complete discussion has been added.

Breyer & Associates PC

Securities and Exchange Commission
October 30, 2007

How We Intend to Use the Proceeds From the Offering, page 12

          Comment No. 26 - A discussion of the estimated costs for opening branch has been added on page 13 to this section in response to this comment.

          Comment No. 27 - This disclosure on page 13 has been expanded to provide additional information on new products and services that Home Federal Bank anticipate offering.

MD&A
Comparison of Financial Condition at June 30, 2007 and September 30, 2006, page 30

          Comment No. 28 - We revised the disclosure on page 43 to clarify the change in strategy regarding mortgage-backed securities.

Management

          Comment No. 29 - The Executive Compensation disclosure on pages 107 through 133 has been revised to comply with changes to Items 402 and 404 and new Item 407 of Regulation S-K.

          Comment No. 30 - A Compensation Discussion and Analysis section has been included on page 111 through 117 in the revised Executive Compensation disclosure.

          Comment No. 31 - A Compensation Committee Report has been included on page 129 in the revised Executive Compensation disclosure.

          Comment No. 32 - The Summary Compensation Table on page 117 has been revised to conform to the new rules. As discussed with Mr. Webb, this table and related executive compensation tables only includes the 2007 information.

          Comment No. 33 - The following tables and the appropriate narrative disclosures have been included in the revised Executive Compensation disclosure: Grants of Plan-Based Awards Table (page 122), Outstanding Equity Awards at Fiscal Year-End Table (page 122), Option Exercises and Stock Vested Table (page 123), Pension Benefits Table (page 124), Nonqualified Deferred Compensation Table (page 124), Potential Termination or Change-in-Control Payments Table (pages 127-128) and the Director Compensation Table (page 109).

Breyer & Associates PC

Securities and Exchange Commission
October 30, 2007

          Comment No. 34 - The material differences between Mr. Stevens compensation as compared to the other named executive officers has been addressed in the Compensation Discussion and Analysis section on pages 116 and 117.

Transactions with Management, page 104

          Comment No. 35 - This section on pages 132 and 133 has been revised to comply with Item 404 of Regulation S-K.

Consolidated Financial Statements

          Comment No. 36 - A current consent has been provided in Amendment No. 1 to the Form S-1, and in Amendment Number 1 to the Form S-4 .

* * *

          We appreciate the Staff’s assistance in reviewing the Amendment No. 1 to the Form S-1, and Amendment Number 1 to the Form S-4, and request that the Staff direct any questions concerning the responses to the legal comments to the undersigned.

Sincerely,

John F. Breyer, Jr.

JFB/ktr/1291 Enclosures
cc:	Daniel L. Stevens, President and Chief Executive Officer
Robert A. Schoelkoph, Chief Financial Officer
Mike Thronson, CPA, Partner, Moss Adams LLP
Patricia A. McJoynt, Keefe, Bruyette & Woods, Inc.
John P. Soukenik, Esq., Elias, Matz, Tiernan & Herrick LLP
Ronald S. Riggins, RP Financial, LC.